UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value per share

(Title of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael F. Colosi, Esq.

General Counsel and Secretary

675 Avenue of the Americas, 6th Floor

New York, New York 10010

(212) 589-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

Transaction Valuation*	Amount of Filing Fee**
$42,239,103	$4,909

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,712,859 shares of common stock of Weight Watchers International, Inc. having a weighted average exercise price of $24.66 per share.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,909	Filing Party:	Weight Watchers International, Inc.
Form or Registration No.:	005-78065	Date Filed:	May 22, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TABLE OF CONTENTS

Item 11. Additional Information.
SIGNATURE

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 22, 2015 by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), in connection with the offer by the Company to Eligible Employees, subject to specified conditions, to exchange outstanding Eligible Options for new options to purchase shares of its common stock, no par value per share, on the terms and under the conditions set forth in the offering memorandum, dated May 22, 2015 (the “Offering Memorandum”), filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Weight Watchers Stock Option Exchange Program Election Form, as well as the terms and conditions of the applicable option grant documents.

This Amendment No. 1 amends only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All capitalized terms used but not defined in this Amendment No. 1 have the same meanings as in the Offering Memorandum.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(c) Other Material Information. On June 16, 2015, Weight Watchers filed with the SEC a Current Report on Form 8-K announcing its intention to commence on June 17, 2015 an offer to prepay at a discount to par up to $229 million of Initial Tranche B-1 Term Loans outstanding under, and as defined in, and pursuant to the terms of, the Credit Agreement among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, The Bank of Nova Scotia, as revolving agent, swingline lender and an issuing bank, and the other parties thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Weight Watchers International, Inc.

By:	/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

Date: June 17, 2015

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